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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 4)

QAD Inc.
(Name of Subject Company (Issuer))

QAD Inc. (Issuer)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, par value $.001 per share
(Title of Class of Securities)

74727D 10 8
(CUSIP Number of Class of Securities)

Roland Desilets, Esq.
Executive Vice President, General Counsel
and Secretary
QAD Inc.
6450 Via Real
Carpinteria, California 93013
(805) 684-6614
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copies to:

Blase P. Dillingham, Esq.
Manatt, Phelps & Phillips
11355 West Olympic Blvd.
Los Angeles, California 90064
(310) 312-4000

Calculation Of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$13,650,000	$1,104.29

*	Calculated solely for the purpose of determining the amount of the filing fee, based upon the purchase of 2,600,000 shares of outstanding common stock, par value $.001 per share, at the maximum tender offer price of $5.25 per share.
**	Previously Paid
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,104.29
Form or Registration No.:	Schedule TO
Filing Party:	QAD Inc.
Date Filed:	March 21, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

        This Amendment No. 4 (the "Amendment No. 4") to Issuer Tender Offer Statement on Schedule TO is filed by QAD Inc., a Delaware corporation ("QAD"), in connection with its offer to purchase 2,600,000 shares of its common stock, $.001 par value per share, or such lesser number of shares as is properly tendered and not properly withdrawn, at a price specified by QAD that is not greater than $5.25 nor less than $4.75 per share, net to the seller in cash, without interest, at which QAD stockholders have indicated they are willing to sell their shares. QAD's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 21, 2003 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal"), which together, as they may be amended or supplemented from time to time, constitute the offer. This Amendment No. 4 amends and supplements the Issuer Tender Offer Statement on Schedule TO originally filed by QAD on March 21, 2003, as amended and supplemented by Amendment No. 1 to Issuer Tender Offer Statement filed by QAD on April 8, 2003, Amendment No. 2 to Issuer Tender Offer Statement filed by QAD on April 11, 2003 and Amendment No. 3 to Issuer Tender Offer Statement filed by QAD on April 22, 2003 (the "Schedule TO") as set forth below. This Amendment No. 4 to the Schedule TO is intended to satisfy the reporting requirements of Rule 13(e)-4(c)(3) of the Securities Exchange Act of 1934, as amended.

        The information in the Offer to Purchase and the related Letter of Transmittal, copies of which were previously filed on Schedule TO as Exhibits (a)(1)(i) and (a)(i)(ii), respectively, is incorporated in this Amendment No. 4 by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11. Additional Information

        Item 11 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding the following:

          On April 24, 2003, QAD issued a press release announcing the final results of the tender offer. A copy of this press release is filed as exhibit (a)(5)(iv) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.
(a)(5)(iv)	Press Release, dated April 24, 2003

        The index to exhibits appears on the page immediately following the signature page of this Schedule TO.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QAD INC.
By:	/s/ ROLAND DESILETS
	Name:	Roland Desilets
	Title:	Executive Vice President, General Counsel and Secretary

Date:    April 25, 2003

EXHIBIT INDEX

Exhibit No.
(a)(1)(i)	Offer to Purchase dated March 21, 2003*
(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)*
(a)(1)(iii)	Notice of Guaranteed Delivery*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(5)(i)	Press Release, dated March 20, 2003**
(a)(5)(ii)	Letter to Stockholders from the Chief Executive Officer of QAD Inc., dated March 21, 2003*
(a)(5)(iii)	Press Release, dated April 21, 2003*****
(a)(5)(iv)	Press Release dated April 24, 2003
(b)	None
(d)(i)	Stock Purchase Agreement between QAD Inc. and Recovery Equity Investors II, L.P. dated December 23, 1999***
(d)(ii)	Registration Rights Agreement between QAD Inc. and Recovery Equity Investors II, L.P. dated December 23, 1999***
(d)(iii)	Stockholders' Agreement between QAD Inc. and Recovery Equity Investors II, L.P. dated December 23, 1999*
(d)(iv)	Warrant issued to Recovery Equity Investors II, L.P. dated December 23, 1999*
(d)(v)
Form of Employee Retention Agreement between QAD Inc. and each of Kathleen M. Fisher, Vince Niedzielski, Roland B. Desilets, Jr., John Doordan, Daniel Lender, Michael Lodato, Valerie Miller and Cheryl Slomann.*
(d)(vi)	Agreement to Escrow Funds between QAD Inc. and Kathleen M. Fisher*
(d)(vii)	Second Amendment to Loan and Security Agreement between Foothill Capital Corporation and QAD Inc.*
(d)(viii)	Form of Indemnity Agreement between QAD Inc. and each of its Current Directors****
(g)	None
(h)	None

*
Previously filed on Schedule TO-I on March 21, 2003

**
Previously filed on Schedule TO-C on March 21, 2003.

***
Incorporated by reference to QAD's Annual Report on Form 10-K for the year ended January 31, 2000 (Commission No. 0-22823).

****
Incorporated by reference to QAD's Registration Statement on Form S-1 (Commission No. 333-28441).

*****
Previously filed on Amendment No. 3 to Schedule TO-C on April 22, 2003.

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Calculation Of Filing Fee
SCHEDULE TO
SIGNATURE
EXHIBIT INDEX